Filed by SLR Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: SLR Senior Investment Corp.

Commission File No. 814-00849

SLR Investment Corp.(Q4 2021 Earnings)

March 02, 2022

Corporate Speakers:

•	Michael Gross; SLR Investment Corp.; Chairman, President & Co-CEO

•	Richard Peteka; SLR Investment Corp.; Treasurer, Secretary & CFO

•	Bruce Spohler; SLR Investment Corp.; COO, Co-CEO & Interested Director

Participants:

•	Bryce Rowe; Hovde Group, LLC; Research Division, Research Analyst

•	Mickey Schleien; Ladenburg Thalmann & Co. Inc.; Research Division, MD of Equity Research & Supervisory Analyst

•	Melissa Wedel; JPMorgan Chase & Co; Research Division, Analyst

•	Paul Johnson; Keefe, Bruyette, & Woods, Inc.; Research Division, Associate

•	Robert Dodd; Raymond James & Associates, Inc.; Research Division, Research Analyst

•	Casey Alexander; Compass Point Research & Trading, LLC; Research Division, Senior VP & Research Analyst

PRESENTATION

Operator^ Thank you for standing by, and welcome to the Q4 2021 SLR Investment Corp. Earnings Call. (Operator Instructions) Please be advised that today’s conference is being recorded. (Operator Instructions) I would now like to hand the conference over to Michael Gross, Chairman and Co-CEO. Please go ahead.

Michael Gross^ Thank you, operator, and good morning. Welcome to SLR Investment Corp.’s earnings call for the fiscal year ended December 31, 2021. I’m joined here today by Bruce Spohler, our Co-Chief Executive Officer; and Richard Peteka, our Chief Financial Officer. Rich, before we begin, would you please start by covering the webcast and forward-looking statements.

Richard Peteka^ Of course. Thanks, Michael. I would like to remind everyone that today’s call and webcast are being recorded. Please note that they are the property of SLR Investment Corp. and that any unauthorized broadcasts in any form are strictly prohibited.

This conference call is being webcast from the Investors tab on our website at www.slrinvestmentcorp.com. Audio replays of this call will be made available later today as disclosed in our earnings press release.

I would also like to call your attention to the customary disclosures in our press release regarding forward-looking information. Statements made in today’s conference call and webcast may constitute forward-looking statements, which relate to future events or our future performance or financial condition. These statements are not guarantees of our future performance, financial condition or results and involve a number of risks and uncertainties, including impacts from COVID-19.

Past performance is not indicative of future results. Actual results may differ materially as a result of a number of factors, including those described from time to time in our filings with the SEC. SLR Investment Corp. undertakes no duty to update any forward-looking statements unless required to do so by law.

To obtain copies of our latest SEC filings, please visit our website or call us at (212) 993-1670. Comments on today’s call include forward-looking statements reflecting our current views with respect to, among other things, the timing and likelihood of the merger closing, the expected synergies and savings associated with the merger, the ability to realize the anticipated benefits of the merger and our future operating results and financial performance and the payment of dividends going forward.

Please specifically note that the amount and timing of past dividends that distributions are not a guarantee of any future dividends or distributions or the amount thereof, the payment, timing and amount of which will be determined by SLR Investment Corp.’s Board of Directors.

At this time, I’d like to turn the call back to our Chairman and Co-CEO, Michael Gross.

Michael Gross^ Thank you very much, Rich. Good morning, and thank you for joining us.

The fourth quarter of 2021 culminated a record year of originations for SLRC, having originated $1.1 billion of investments, which translated into net portfolio growth for the year. Against the backdrop of the continued economic rebound and record levels of private equity and leveraged finance activity, our pipeline has been robust.

During the quarter, we originated $340 million of new investments following strong third quarter originations. This is one of our most active quarters in recent years. We’ve been able to remain highly selective while generating portfolio growth. Net asset value per share for the fiscal year ended December 31 was $19.93. For the fourth quarter of 2021, SLRC earned net investment income of $0.35 per share.

Overall, portfolio credit quality remains strong with only one investment on nonaccrual. Due to our focus on upper middle market companies in defensive sectors, the effects of rising inflation and supply chain disruptions in our portfolio have been muted. Thus far, we have seen no impact to our portfolio companies of the economic consequences resulting from the Russian invasion of Ukraine, as our company’s operations are largely tied to the U.S. economy.

We are, however, closely monitoring the economic impacts of this evolving crisis. At December 31, over 99% of our comprehensive investment portfolio, which takes into account the loan portfolios of SLRC subsidiaries was invested in senior secured loans. And 79% of the portfolio fair value was allocated to specialty finance investments. Our most recent commercial finance acquisition, Kingsbridge, is performing above our expectations.

Our other specialty finance subsidiaries continue to regrow the portfolios, following the trough utilization levels resulting from government stimulus and other COVID-induced challenges. At December 31, SLRC’s leverage was 0.97x net debt-to-equity compared to 0.56x net debt-to-equity at September 30, 2020, when our leverage hit its lowest point during the pandemic. The increase represents progress in rebuilding our portfolio from its pandemic low.

During the fourth quarter, we amended our senior secured credit facility. The amendment includes a reduction in the credit facility’s pricing grid of 25 basis points to LIBOR plus 175 to 200 basis points. The credit facility was expanded from $620 million to $700 million and was extended by two years until December 2026. Additionally, the amendment enhanced our flexibility.

In January of 2022, we issued $135 million of 3.3% senior unsecured notes due January 2027 in a private placement. Through this $135 million issuance, together with the $50 million of senior unsecured notes issued in Q3 2021, we have lowered the company’s long-term average unsecured financing rate.

The $185 million of senior unsecured notes due 2027 have a weighted average interest rate of 3.2%, a significant reduction from the 4.5% weighted average interest rate on the $150 million of senior unsecured notes that are due this May.

Looking forward, we expect to deploy our low-cost available capital towards investments across our lending strategies. The breadth of our investment strategies means that we only need to see modest growth from our verticals to drive meaningful portfolio growth and earnings growth.

In addition, we have an active pipeline of tuck-in and new specialty finance platform acquisition opportunities. As we announced in December, SLRC has entered into an agreement to merge with SUNS, also managed by SLR Capital Partners, with SLRC as a surviving company subject to shareholder approval and customer closing conditions.

The Board of Directors of both SLRC and SUNS on the recommendation of special committees consisting only of the independent directors, have unanimously approved the acquisition.

We believe the transaction with SUNS makes strategic sense for the company and will create long-term value and growth opportunities for SLRC shareholders for a number of reasons, a few of which I’ll highlight now. The greater scale of the combined company should provide several benefits.

As of December 31, the combined company would have approximately $2.1 billion of total assets and $1.1 billion of net assets with a larger market capitalization that is expected to provide greater trading liquidity, garner additional institutional investor interest and research coverage and enhance the company’s access to equity and debt markets.

Additionally, the greater scale will increase portfolio diversification as well as expand the opportunity set for additional commercial finance opportunities to include large investments and asset purchases.

Upon closing, SLR Capital Partners, the investment adviser at SLRC has voluntarily agreed to a permanent 25 basis point reduction of the annual base management fee from 1.75% to 1.5% of gross assets. The contractual step down to base management fee of 1% on gross assets above 1:1 leverage will remain in place.

The business combination is expected to be accretive to net investment income per share. Based on SLRC’s and SUNS’s balance sheet at December 31, 2021, the pro forma leverage for the combined entity would have been approximately 0.9x, translating to only a slight reduction in SLRC’s leverage.

Over time, we expect that a combination of expected cost savings, reduced base management fees, and interest savings resulting from more efficient debt financing should drive net investment income growth.

Importantly, it’s anticipated that the larger scale and capital base should allow the combined company to grow NII faster than either SLRC or SUNS would be able to achieve on a stand-alone basis and to potentially generate higher net investment income per share. At this time, I’ll turn the call over back to our CFO, Rich Peteka, to take you through the fourth quarter financial highlights.

Richard Peteka^ Thank you, Michael. SLR Investment Corp.’s net asset value at December 31, 2021, was $842.3 million or $19.93 per share compared to $853.5 million or $20.20 per share at September 30, 2021.

At December 31, 2021, SLRC’s on-balance sheet investment portfolio had a fair market value of $1.67 billion in 106 portfolio companies across 34 industries, compared to a fair market value of $1.62 billion in 106 portfolio companies across 33 industries at September 30, 2021.

At December 31, the company had $818.5 million of debt outstanding with leverage of 0.97x net debt-to-equity. When considering available capital — capacity, excuse me, from the company’s credit facilities, together with available capital from the non-recourse credit facilities at SLR Credit Solutions, SLR Equipment Finance and Kingsbridge. SLR Investment Corp. has significant available capital to fund future portfolio growth.

Moving to the P&L. For the three months ended December 31, 2021, gross investment income totaled $35.7 million versus $32.2 million for the three months ended September 30, 2021. Expenses totaled $20.8 million for the three months ended December 31, 2021, and this compared to $17.2 million for the three months ended September 30. Included in this quarter’s expenses were $0.9 million of onetime costs associated with the merger with SLR Senior Investment Corp.

Importantly, due to where SLRC is in its incentive fee catch up, these expenses were effectively incurred by the manager and not by our shareholders. Accordingly, the company’s net investment income for the three months ended December 31, 2021, totaled $14.9 million or $0.35 per average share compared to $15.0 million or $0.36 per average share for the three months ended September 30.

Below the line, the company had net realized and unrealized losses for the fourth fiscal quarter totaling $8.8 million versus net realized and unrealized losses of $1.6 million for the third quarter of 2021.

Ultimately, — the company had a net increase in net assets resulting from operations of $6.1 million or $0.14 per average share for the three months ended December 31, 2021. This compares to a net increase of $13.4 million or $0.32 per average share for the three months ended September 30.

Finally, our Board of Directors declared a Q1 2022 distribution of $0.41 per share payable on April 1, 2022 to shareholders of record on March 18, 2022. Following the closing of the proposed merger with SLR Senior Investment Corp., SLRC’s Board of Directors intends to begin declaring monthly distributions instead of quarterly.

And with that, I’ll turn the call over to our Co-CEO, Bruce Spohler.

Bruce Spohler^ Thank you, Rich. SLRC’s strong portfolio performance supports our underwriting thesis of investing at the top of the capital structure in first lien cash flow loans to upper mid-market financial sponsors in noncyclical industries, and allocating a significant portion of our exposure to collateralized loans to more specialty finance verticals. At year end, our comprehensive portfolio was just over $2 billion, and remains highly diversified, encompassing over 600 distinct borrowers across 75 industries.

Our largest industry exposures continue to be health care services, diversified financials, life sciences, and recurring software. At year-end, over 99% of the portfolio consisted of senior secured loans. 94% was invested in first lien assets and only 5% was invested in second lien. Of the second lien loans, roughly half were cash flow or 2.4% of the portfolio and roughly 2.8% were asset-based second lien loans with full borrowing bases.

At year-end, our weighted average asset level yield was 10%. By focusing on our commercial finance verticals, we’ve been able to maintain blended asset level yields around 10% despite a decrease in LIBOR and recent spread compression. Notably, we’ve been able to maintain these yields while actively reducing our exposure to second lien cash flow investments.

At year-end, the weighted average investment risk rating was under 2 based on our 1 to 4 risk rating scale, with 1 representing the least amount of risk. Total originations for the fourth quarter were $340 million and repayments were just over $260 million. In addition, we had approximately $150 million of unfunded commitments outstanding at year-end, which we expect to fund in future quarters.

Now let me provide an update on each of our investment verticals.

SLR Sponsor Finance. Our sponsor cash flow portfolio was $440 million or approximately 21% of the comprehensive portfolio has invested across 23 borrowers. The average EBITDA of our cash flow investments was approximately $85 million, which is consistent with our focus on larger upper mid-market borrowers.

During the fourth quarter, a compelling set of cash flow opportunities across health care, software and financial service industries drove our originations. We originated $56 million in the fourth quarter of new and existing investments. As Michael mentioned, we’ve been able to take advantage of the broader scale of the SLR platform to underwrite larger investment positions in first-lien cash flow loans to upper mid-market sponsor-owned companies.

Given the sponsored community’s preference for partnering with just a couple of lenders, each with large investment sizes, Solar would not be — I’m sorry, the SLRC would not be able to participate in these financings without the capacity of the broader SLR platform to co-invest alongside SLRC.

Recent commitments have grown to over $200 million on a given investment, which demonstrates the benefit of our platform’s ability to speak for larger transactions. We’ve also increased our commitment to delayed draw term loans, which are issued by borrowers to fund future acquisitions.

These transactions offer a prudent opportunity for SLRC to grow its investments in establish credits with existing financial covenant packages. At year-end, the weighted average yield of our cash flow portfolio was just over 8%.

Now let me turn to our asset-based lending vertical credit solutions. At year-end, this portfolio was $440 million or approximately 21% of our total portfolio across 23 distinct borrowers. The weighted average asset level yield of this portfolio was 11.5%.

In the fourth quarter, we originated $105 million of new asset-based investments and had repayments of just under $70 million. Credit Solutions’ ability to assess and monitor collateral makes it an attractive financing partner during periods of economic stress when banks tend to pull back. Therefore, this business provides countercyclicality to our broader platform.

We are also seeing greater demand from commercial finance businesses for working capital as well as growth capital—a lending strategy in which our team has significant expertise. For the quarter, SLR Credit Solutions paid a cash dividend of $5.5 million, consistent with the prior quarter.

Now let me turn to our leasing business, Kingsbridge. We are now over a year into the investment in Kingsbridge and are thrilled with our results. The credit quality of the portfolio remains strong and originations during 2021 were steady.

At year-end, their highly diversified portfolio of leases across three equipment sectors, which include technology, industrial sectors and health care, totaled just over $575 million with an average funded exposure of just over $1.25 million per obligor. This lease portfolio was 100% performing at year-end with the majority of Kingsbridge assets being leased by investment-grade borrowers.

For the fourth quarter, Kingsbridge paid a dividend of $3.5 million to SLRC, consistent with the prior quarter and equating to a 10.2% annualized yield on cost. Including the interest on our loan investment in Kingsbridge of $80 million, gross income generated for the fourth quarter was $5.2 million. We expect to see Kingsbridge’s portfolio expand during 2021 as a result of their sizable pipeline.

Now let me turn to Equipment Finance. As a reminder, included in our Equipment Finance segment, our financings held directly on our balance sheet as well as those held in our subsidiary SLR Equipment Finance for tax efficiency purposes.

In the fourth quarter, Equipment Finance invested just under $60 million and had repayments of just over $40 million. At year-end, the portfolio totaled $336 million and was invested across 83 distinct borrowers with average exposure of $4 million. This asset class represented 16% of our total comprehensive portfolio. As a reminder, 100% of these investments are first lien loans and at 12/31/21, the weighted average asset level yield was 9.5%.

During the fourth quarter, our comprehensive investment income across Equipment Finance, was just under $4 million. The rebound in economic activity that started in the second half of last year and continued throughout into this year has been supportive of the performance of our Equipment Finance portfolio. We are seeing equipment valuations return to pre-COVID levels and improvement in the underlying credit quality of the borrowers. Our team expects to grow this portfolio this year.

Now let me turn to Life Sciences. At year-end, our portfolio totaled just over $270 million. The loan portfolio consisted of 15 borrowers. All of our borrowers in this asset class are currently meeting or exceeding expectations at the time of underwriting, with their weighted average cash runway now standing at over a year. Life Science loans represent 13% of the comprehensive portfolio yet contributed 21% of our gross investment income during that quarter.

The Life Science team committed over $120 million during the fourth quarter, of which $66 million was new originations. Repayments and amortization totaled $31 million. During the pandemic, our Life Science portfolio experienced lighter churn than is typical for this asset class.

As we see repayments start to recur at a more normal cadence, these realization fees and other income associated with the loans will become more recurring and more consistently benefit our quarterly earnings. At year-end, SLRC had $104 million of unfunded Life Science commitments, which are available for the borrowers upon reaching certain milestones. We expect these to be drawn in future quarters to fund continued growth in our Life Science portfolio.

In addition, the Life Science team has a robust pipeline of new opportunities, which we also expect to fuel growth this year. The weighted average yield of this portfolio was just under 11% at cost. This excludes any success fees and warrants.

In conclusion, SLRC’s portfolio activity in the fourth quarter represents a continuation of our investment themes, focusing new origination activity on first lien cash flow loans that are operating in defensive sectors, increasing our investments in specialty finance assets, where we are able to get tighter structures and more attractive risk-adjusted returns, and also growing our investments alongside existing portfolio companies by committing to delayed draw facilities, which fund acquisitions over future quarters.

Across our strategies, we’re seeing a number of attractive investment opportunities. This is reflective of the solid economic rebound and increased middle market sponsor activity. The current market environment provides a great opportunity for us to continue to grow our portfolio this year.

At this time, I’ll turn the call back to Michael.

Michael Gross^ Thank you, Bruce. In closing, the fourth quarter culminated a strong year of originations for SLRC. In particular, our sponsor finance team capitalized on a strong opportunity set in our core industries. We are optimistic about our earnings growth potential and the opportunity set across each of our investment verticals. With the economic recovery in full swing and our portfolio in solid footing, we are focused on deploying our capital and to attract some investment opportunities.

Across our investment strategies, which span cash flow, ABL, Life Sciences, in addition to Equipment Financing and Corporate Leasing, we are seeing steady origination activity, which should translate into continued portfolio growth in the coming quarters. We believe that we are still in the early innings with substantial runway as financial sponsors deploy record amounts of dry powder and more of the larger business we prefer to lend to choose direct financings over syndicated debt markets.

These industry tailwinds, combined with the scale of SLRC’s investment adviser, should benefit SLRC investors through greater access to upper middle market cash flow investment opportunities, which as last year has proven, are better positioned to protect capital than most smaller companies. Additionally, we are reaping the benefits of a scale advantage in our Cash Flow, Life Science and ABL verticals.

As I mentioned in my opening comments, Bruce and I, as co-CEOs and our independent directors believe that the proposed merger of SLRC and SUNS will increase our ability to deliver shareholder value through capital preservation and increased net investment income per share.

We believe that now is the opportune time to merge the two companies given the benefits of greater scale, expected synergies and ease of integration resulting from the overlap in the investment focus and the adviser’s knowledge of both portfolios.

Both companies have healthy balance sheets today and the portfolios are in excellent shape with strong credit quality, which we believe bodes well for this merger. Additional details about the merger can be found by going to www.proxyvote.com and typing the control number that was provided in the proxy materials mailed to our shareholders.

Once on the site, you can also submit your vote. We encourage you to support the merger by voting FOR the issuance of common stock. We appreciate your support.

At 11:00 this morning, we’ll be hosting an earnings call for the fourth quarter 2021 results of SLR Senior Investment Corp or SUNS. Our ability to provide traditional middle-market senior secured financing to this vehicle continues to enhance our origination team’s ability to meet our borrowers’ capital needs, and we continue to see benefits of this value proposition in our deal flow. We appreciate your time.

Operator, would you please open the line for questions?

QUESTIONS AND ANSWERS

Operator^ (Operator Instructions) First question is from Bryce Rowe with Hovde.

Bryce Rowe^ Great. Michael and Bruce, just nice to see the balance sheet leverage continuing to build here. And it sounds like pipelines are strong for potential continued balance sheet leverage increases. Any thoughts on how to think about the build of balance sheet leverage, certainly not looking for any specifics from a quarterly basis. But as you think about the build over, let’s say, the next year or two, how do you see it kind of playing out?

Bruce Spohler^ Yes. I think there’s a couple of moving parts as always, as you can imagine here. First of all, as we talked about with the merger, given Solar being substantially larger than SUNS, it really doesn’t impact the leverage materially. The pro forma at year-end of 0.97x for Solar, would go down closer to 0.9x, but nothing meaningful in terms of impact on the leverage there.

So I think our goal would be to target the upper end of our range, which, as a reminder, SLRs range, the leverage is 0.9x to 1.25x. We’d be targeting middle to upper end of that by the end of the year. And obviously, we don’t have visibility on repayment activity, but just on unfunded commitments that we’ve made, you can firmly see if those end up getting drawn this year, the path to getting towards that upper end.

Bryce Rowe^ Okay. That’s helpful. And then maybe one more for me. Thinking about the income statement and the dividends that are coming from the specialty finance verticals. A couple of them, as you noted, saw some lower volumes during COVID starting to see the portfolios build back up. Just curious how you think about maybe kind of a rebuild in this — in a few of those dividends — dividends coming from the specialty finance verticals. What do you need to see for those dividend streams to kind of build a little bit here?

Bruce Spohler^ Yes. I think it’s really — looking at — particularly as we think about the equipment financing businesses, both for leasing as well as Equipment Finance, we do expect by the end of the year to see some growth there, in those portfolios and hopefully, therefore, in the underlying dividend streams. We do try to smooth them out, as you know, because they — the earnings are not a straight line on a quarterly basis, but we do look at that over the course of the 12-month period.

There’s a good backlog in those businesses. The Credit Solutions business is a little bit more challenging just because to forecast because it is a short-duration asset class as opposed to equipment financing and leasing and tends to have a short duration and consistent repayment there.

So there, I think, it’s less likely in the near term, but I do think that there’s opportunities as we continue to grow those portfolios.

Just as a side note, the Equipment Finance and more so the Corporate Leasing business that’s had a very strong pipeline, but unfortunately, it’s been committed and not yet funded, given some of the delays in the supply chain, getting equipment to borrowers such that they need our capital to fund the actual purchase or lease.

So as some of that starts to work through the system, you’re going to see additional growth there. If they were on this call, they tell you it’s the strongest pipeline they’ve ever had. And as we mentioned at the outset, Michael mentioned, we’re very pleased they’re over-delivering our original expectations at the time of purchase.

So I think there’s upside, but I think it’s something that we’re going to revisit as we get closer to the end of the year.

Operator^ Your next question comes from Mickey Schleien with Ladenburg.

Mickey Schleien^ Bruce and Michael, I want to ask how you feel about your borrowers’ revenue and margin trends given the tight labor markets and rising input costs? And how do you feel about their ability to service their debt with the potential rate increases that the Fed is talking about?

Bruce Spohler^ Yes, that’s a great question. I think, look, the pressure is definitely there. We’re not seeing it coming into the P&L of our borrowers in a big way yet. But we are expecting to this year. I think as you can appreciate, as you look across our segments, we’re blessed that our ABL businesses yes, they look to the P&L for liquidity and cash flow to service the debt, but our underwriting thesis is based on the underlying liquidation value of its assets. The Life Science business is used to have no free cash flow and fund themselves off of additional equity constantly coming in from the VCs and owners.

The Cash Flow business is where we feel that pressure and expect to this year. And I think the best thing one can do is try to mitigate it by being in defensive, high free cash flowing sectors where you seeing 3:1 interest coverage, maybe that will come back than more traditional norms of 2:1 interest coverage, but still substantial cushion, particularly when you think about the fact: A, we’re in defensive sectors, B, we are dollar on first lien.

So we’re going to be the last guy hurt from that margin pressure that we do expect. And then importantly, we have floating rate investments that gives us a bit of a hedge there, too.

So we are starting to see it come in, Mickey, particularly in some of the service businesses in terms of staffing charges, and the ability to attract personnel and pay up for that personnel. That’s where we’re seeing some margin pressure early days. But again, — we really don’t see that. Most of our segments, we’re not in manufacturing where you have other raw material input inflation that would impact your margins.

Michael Gross^ Yes. Importantly, as you know, today, only 20% of our cash — of our portfolio is in cash flow and it is concentrated in those industries that really are in effect. I think that’s a question that I think a lot of private equity owners who own levered equity or high-yield bond buyers who own unsecured debt, I think that’s a much greater worry for them than someone who’s a senior secured lender like ourselves.

Mickey Schleien^ Yes. I appreciate that, Michael. Just one follow-up question from me. I noticed the valuation of PPT Management was down quarter-to-quarter. I do know that it’s moved up and down in the past. But that borrower is in the Physical Therapy segment, which generally has strong secular trends. So could you just give us some background on what’s going on there and what drove down its valuation?

Bruce Spohler^ Yes. I think that’s a great follow-on question to your prior question. That is a business that is, to your point, Physical Therapy. It has a unique and dominant footprint in the tri-state New York metropolitan area. So very attractive from a strategic perspective, which was part of our initial underwriting thesis. We have been invested, as you know, being a longtime supporter of ours in ATI and other physical therapy businesses around the country. And this is definitely a business that we see being impacted by increased cost on the staffing side, reflecting some pressure on margins. So we tried to reflect that in our mark here. Revenues have held up nicely. It has ebbed and flowed during COVID.

Obviously, physical therapy is a business that one needs after certain elective surgeries and active activity, injuries, et cetera, that you need to rehab from — and during COVID lockdowns, a lot of that was deferred. It picked back up in ‘21, which is why, to your point, you saw the market recover as the business recovered, and then as Omicron hit. Again, we saw some pullback late last year. That seems to be coming back.

So revenues fell up nicely, but we’re definitely watching that in terms of margin pressure from staffing costs. But again, I think the fallback is as a first lien floating rate investor rather than junior capital or an equity investor is that there’s real strategic value for these assets, as you know, across the market, particularly given their presence in the New York metropolitan area where there are not only several hospitals that do elective surgeries that would lead themselves to physical therapy post-surgery for recovery, but also a dense population, trips and falls and other need. So we’re very focused on the demand drivers here, but I do think we’re going to see some margin pressures and we have recently.

Mickey Schleien^ Bruce, on PPT, just to follow up. Is the sponsor there — I’m assuming it’s sponsored, do you think they would be more interested in making acquisitions and doing a roll-up? Or would they be more interested in selling to someone else?

Bruce Spohler^ I think it’s too soon to know, but they’ve done both. Our perspective is we like where we sit in the capital structure. We like the strategic value, and we’re comfortable whether they sell it, make more acquisitions, either way, we like where we’re positioned. So too soon to know. I think there will be some developments over the next couple of years here because they have been invested for a few years.

Operator^ Your next question comes from Melissa Wedel with JPMorgan.

Melissa Wedel^ Appreciate taking my questions today. First, I was hoping to touch on sort of the yield trends that you’re seeing quarter-over-quarter in cash flow and Equipment Finance in particular. I wanted to make sure I’m understanding what’s happening there, given a decline — a more notable decline quarter-over-quarter in those yields. Is that driven — being driven by spread compression? Or is there something else happening?

Bruce Spohler^ Yes. Cash flow, I don’t think there’s been a significant change. Although, we have put out a number of new investments in cash flow in ‘21. And as you know, the reality is that the good cash flow loans get repaid rather quickly which accelerates our return. So we have — we underwrite a yield to expected that is higher than the yield to maturity, but we’re reporting yields on a yield-to-maturity basis, not on a yield to expected basis. So to step back for a moment, leaving the reporting and accounting aside, we haven’t seen much compression.

Obviously, we have over the last few years. But in ‘21, we really haven’t seen much compression because the cash flow deals that came to market by and large, and where we invested or are focused on, as you know, our core industry groups and health care, business services, recording software, financial services and tends to be with sponsors who have rather than just looking for financial engineering to help drive the returns, really organic acquisition growth stories and spreads have held up very nicely there.

So we really haven’t seen much recent pressure aside from the compression that we saw over the last few years, but that seems to have abated in ‘21. And on the Equipment Finance side, we definitely just as a strategy are looking to expand our footprint. We’re finding that there are some lower-yielding assets that bring pretty attractive risk-adjusted returns.

So we’re expanding the footprint of our Equipment Finance business to include some lower-yielding, lower-risk assets to help us scale that portfolio which on a net basis because, as you know, Equipment Finance is a cyclical sector as apart from our corporate leasing, which is investment-grade borrowers. But the Equipment Finance is the small borrowers against mission-critical equipment. It’s the one part of our platform that has a little bit of cyclicality. And we’ve been mitigating that by yes, doing a little bit lower risk, lower yield larger borrower investments.

Melissa Wedel^ Okay. So that’s really helpful. So we should — it sounds like your outlook, if you will, given the strategy, especially in Equipment Finances maybe for some yield stability based off of sort of recent levels?

Bruce Spohler^ Yes.

Melissa Wedel^ Okay. I was also hoping to get an update on American Teleconferencing Services. It looks like there might have been a bit of a markdown on that one during the quarter. I was just hoping to get an update.

Bruce Spohler^ Yes, great question. So yes, as you know, that is the one investment we have on nonaccrual. I guess if there’s good news — the good news is unfortunately, it’s the one nonaccrual at SUNS as well. So both portfolios have a little bit of this asset on a relative value basis.

The silver lining, I would say on this one is that we and the lender group took control of the business, middle of last year as we were heading into the third quarter. And as you know, in difficult investments, the first step is to really understand what you own as a lender. You know what you know and you know what you’re told. You’re not on the board and you’re not talking to management every day and under the hood at that granular level.

So we did take control. And so that’s a great position for us. We’re control freaks and information-obsessed. So we know what we own there. We think we have it marked for recovery. We’ve got a great management team in there focused on turning it around, stabilizing it. They’ve been in there for a few months and have had a dramatic impact already.

We thought there was a time where the lender group may have to put in some liquidity, working capital. That’s not the need. They’ve been able to really shore up the liquidity of the business. And now we’ll spend 2022 really mapping out the paths to recovery. It’s a collection of divisions, some may best be monetized by selling, some must be monetized by growing.

So as I mentioned, we think it’s marked for recovery. We like where we stand. Obviously, it’s never good to have an investment on nonaccrual and to mark it down. But as we have done in the past, one or two times, when need be, given our private equity background and orientation, Michael, in particular and the rest of the team, we have taken control of assets, put in management teams and been patient to optimize our recovery, and that’s the game plan for this one.

Operator^ (Operator Instructions) Next question is from Paul Johnson with KBW.

Paul Johnson^ So my first question is just on your guys’ ROE. It’s been running around 7% or thereabouts for the last year or two. Understanding, we obviously have the base fee reduction coming up after the merger as well as some other potential cost savings there but also maybe a potentially lower overall yield just with the combination of the two books. So I’m just wondering, trying to get your thoughts, where do you think your ROE could eventually get to following the merger?

Bruce Spohler^ Yes. I would just — just one clarification, great question. The book at Solar Senior, to your point, does have some lower-yielding cash flow assets but it also has some high-yielding ABL/specialty finance businesses. So coincidentally, the yield is pretty close to the Solar yield of 10% on a blended basis.

The similar to Solar — SLRC, I’m sorry. Similar to SLRC, SUNS balances that or barbells it, if by having lower yielding cash flow. It’s just their cash flow assets are sub-7% whereas SLRs are 8%. So on a blended basis, we think that there is no dilution in terms of the yield across the combined portfolio post-merger. And I think the target should be thought of as something over 8%.

Paul Johnson^ Okay. Great. That’s good to hear. And lastly, I’m just curious maybe to get your thoughts on how you kind of see inflation or just the prospect of rising rates in a higher forward LIBOR curve flowing through your sort of various verticals, maybe more specifically the Equipment Finance, particularly seeing after asset-backed verticals. Do you expect any pressure on asset values within those verticals and — or even just how you expect that to impact demand for those types of funding?

Bruce Spohler^ Yes. Look, great question. As you know, across the majority of our verticals were floating rate. We are first lien across all verticals. So that’s a great edge there. Equipment Finance does have fixed rate assets. But also, as you know, we have a fair amount of fixed rate borrowings, including the asset, the liabilities we just put on in Q1 and Q3 of last year. So we’ve always been very heavy. I want to say we’re probably over 60% fixed rate in terms of reliability structure.

But I also think from an inflation perspective, we are seeing values recover from the depths of COVID, and we’re seeing borrowers both in equipment financing and corporate leasing, extending their leases with us, which is giving us a nice pop on earnings as we extend those leases because they’re struggling to get new equipment and replace the equipment they’re already leasing from us. So we feel like we’re pretty well hedged there.

Operator^ Your next question is from Robert Dodd with Raymond James.

Robert Dodd^ On — Michael, I think you made a comment about active portfolio of acquisition opportunities. Is that — would you say that, that pipeline that potential is more elevated than normal? Or is that just kind of your normal level of looking add-ons? I mean, looking at Kingsbridge, obviously, very successful acquisition, great return on invested capital, et cetera. I mean, — is that the kind of return that’s potentially in the hopper for additional acquisitions? Or any more color there?

Michael Gross^ So I would say, in general, our pipeline is definitely more active now than it was in the fourth quarter. It’s definitely picked up. I see — and generally, we target kind of ROE on the specialty finance acquisitions of 10% to 13% depending on the situation.

And that could be in the form of something like Kingsbridge, which is a brand-new platform acquisition or an add-on acquisition like we’ve done for the Business Credit division of SUNS. One of the things that we’re excited about is that by merging the two entities, it makes us a better acquirer.

And what I mean by that is when we’ve had two separate companies to buy for, it’s imposed constraints primarily on size. So for example, with SUNS mark capital $220 million—$230 million, it’s been constrained in doing add-on acquisitions by virtue of that sort of things have been too large for it.

And so as the combined entity, with over $2 billion of assets and over $1 billion of NAV, we have a much greater balance sheet from which to acquire from. And so that is — it is part of the strategic rationale for having this merger take place.

Bruce Spohler^ I would say, Robert, the broad commercial finance M&A pipeline, leaving aside our specific interest, although we are very interested given that we have a number of different platforms that we can add to as well as looking at new platforms, but I would just say there’s — it’s been a very active marketplace out there right now. There’s a lot of guys coming to market.

Michael Gross^ And as you know, also one of our lending vertical is our Lender Finance business where historically, we’ve lent to specialty finance companies, which potentially have led to acquisitions. So that’s how Kingsbridge came about.

We have an $80 million loan outstanding to it to the private equity sponsor for over two years. We’ve actually added to our team fairly significantly this past year, we added two senior individuals who are on the origination side, sourcing not just potential acquisitions but also loans as well. So I’d say our pipeline and our lending business is fairly strong.

Robert Dodd^ Got it. Got it. Are there any holes in your platform as you’ve expanded these verticals, I mean, there’s potential, especially when you bring everything under one larger umbrella, right? To their intended to be sourcing synergies and things like that. Are there — are there obvious holes that you found in terms of like sourcing opportunities that your existing portfolio companies see but that you don’t have an offering in?

Bruce Spohler^ So it’s a great question. I would say we keep learning more and more about these niche commercial finance businesses and marketplaces as we go. So the — as we talked about, over at Solar Senior, we have a business that is focused on working capital financing, both in terms of ABL revolving lines of credit, but also in terms of factoring.

Well, last year, they did an add-on acquisition of a factoring business in digital media, which is an industry extension from a core competency they already had. So what I mean by this example, Robert, is that there are a number of — these are very fragmented businesses. There are regional expansions. There are industry-focused expansions that gives us a lot of white space for the existing platforms that is it a new business or is it an extension? It’s something we’re not doing today, but we’re building on a core competency to leverage off of.

And then I think to Michael’s point, we often will use as we have to get into Life Sciences, to get into Kingsbridge, to get into so many things in specialty finance. We use our lender finance R&D laboratory to lend into these asset classes prior to finding something that we might want to own control of.

And I think one of the areas that we continue to sniff around and make some investments, we made one in the fourth quarter is ways to look at lower risk, get differentiated niche real estate opportunities from a lending perspective where we can try to mitigate a lot of the inherent cyclicality in the asset class, maybe look at shorter duration assets that give us comfort. So that is an area that we continue to focus on ways that might be consistent with (a) our DNA and (b) our risk-adjusted return profile.

Robert Dodd^ Got it. One last one for me. On the dividend, I think we should, after the merger, the plan is to go to a monthly instead of instead of quarterly. Any color you can give on why that decision was made? I mean, obviously, it was a Board decision, but we have a couple of board members here on the call. And basically, it’s a simple math. 41 doesn’t divide by 3. It doesn’t have to be a round number, but any comment you can give around about that?

Bruce Spohler^ What I was going to say, I guess we’ll just have to increase it. All kidding aside, I think it was something that just for simplicity purposes, although Rich would not call it simplifying his life getting a dividend out every month. But I think as you know, a number of our investors just like the consistency of a payment schedule on a monthly basis. So we thought it might be a good time to adopt it.

Michael Gross^ And the current — the current intent is to take the $0.41 and, divide by 3.

Operator^ Your next question comes from Casey Alexander with Compass Point.

Casey Alexander^ Well, that’s the risk of coming in a minute 56 is that I was going to ask about lender finance as a pipeline for acquisitions, and I was going to ask about the dividend. So my questions have been answered.

Michael Gross^ Perfect. We knew you were going to ask that. So we read your mind.

Operator^ And I’m not showing any further questions in the queue, sir.

Michael Gross^ Well, we appreciate all your support. And again, for those of you own shares, we’d appreciate you voting, so we can close our merger, and we’ll talk to whoever is going to be on the SUNS call in 3 minutes. Thank you. Bye-bye.

Operator^ This concludes today’s conference call. Thank you for participating, and you may now disconnect.

Forward-Looking Statements

Some of the statements in this transcript constitute forward-looking statements because they relate to future events, future performance or financial condition or the two-step merger (the “Mergers”) of SLR Senior Investment Corp. (“SUNS”) with and into SLR Investment Corp. (“SLRC”). The forward-looking statements may include statements as to: future operating results of SLRC and SUNS and distribution projections; business prospects of SLRC and SUNS and the prospects of their portfolio companies; and the impact of the investments that SLRC and SUNS expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this transcript involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of SLRC and SUNS stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, (x) risks associated with possible disruption in the operations of SLRC and SUNS or the economy generally due to terrorism, natural disasters or the COVID-19 pandemic; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in SLRC’s and SUNS’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) general considerations associated with the COVID-19 pandemic; and (xiv) other considerations that may be disclosed from time to time in SLRC’s and SUNS’s publicly disseminated documents and filings. SLRC has based the forward-looking statements included in this transcript on information available to them on the date of this transcript, and SLRC assumes no obligation to update any such forward-looking statements. Although SLRC undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that it may make directly to you or through reports that SLRC in the future may file with the U.S. Securities and Exchange Commission (the “SEC”), including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

This transcript relates to the Mergers, along with related proposals for which stockholder approval is being sought (collectively, the “Proposals”). In connection with the Proposals, each of SLRC and SUNS has filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a joint proxy statement of SLRC and SUNS and a prospectus of SLRC (the “Joint Proxy Statement”). The Joint Proxy Statement was mailed to stockholders of SLRC and SUNS on or about February 7, 2022. This transcript does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF SLRC AND SUNS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SLRC, SUNS, THE MERGERS AND RELATED MATTERS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by SLRC, from SLRC’s website at www.slrinvestmentcorp.com and, for documents filed by SUNS, from SUNS’s website at www.slrseniorinvestmentcorp.com.

Participants in the Solicitation

SLRC, its directors, certain of its executive officers and certain employees and officers of SLR Capital Partners, LLC (“SLR”) and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of SLRC is set forth in the Joint Proxy Statement. SUNS, its directors, certain of its executive officers and certain employees and officers of SLR and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of SUNS is set forth in the Joint Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the SLRC and SUNS stockholders in connection with the Proposals is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This transcript is not, and under no circumstances is it to be construed as, a prospectus, an advertisement, an offer to sell or a solicitation of an offer to purchase any securities in SLRC, SUNS or in any fund or other investment vehicle managed by SLR.